FORM NSAR Q77.O Transactions effected pursuant to Rule 10F3 Variable Insurance Products II

Series Number	Fund	Trade Date	Settle Date	Security Name:	Size of Offering:	Aggregate Offering Value	Price:	Shares Purchased	Transaction Value	Underwriter Fidelity Purchased From	Underwriting Members:(1)	Underwriting Members:(2)	Underwriting Members:(3)	Underwriting Members:(4)	Underwriting Members:(5)	Underwriting Members:(6)	Underwriting Members:(7)	Underwriting Members:(8)	Underwriting Members:(9)	Underwriting Members:(10)	Underwriting Members:(11)	Underwriting Members:(12)	Underwriting Members:(13)
4	VIP II CONTRAFUND	20-Jun-02	26-Jun-02	CTI Molecular Imaging Corp	10,720,000	$182,240,000	$17.00	46,700	$793,900	CS First Boston	US Bancorp Piper Jaffray Inc.	Bear Stearns & Co.	Banc of America Securities LLC	First Union Securities Inc.	Adams Harkness & Hill Inc.	CIBC World Markets	Deutsche Bank Sec.	Fidelity Capital Markets	Invemed Assoc.	Dain Rauscher	SG Cowen Securities	Suntrust Capital Markets	Thomas Weisel Partners